AM
3/7/03

03012846

AND EXCHANGE COMMISSION
IINGTON, D.C. 10549

VF3-6-03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-51565

REPORT FOR THE PERIOD BEGINNING	01/01/02	AND ENDING	12/31/02
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ISI CAPITAL, LLC

OFFICIAL USE ONLY

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 208 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
305 Madison Avenue, Suite 1425
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Fraker	(212) 972-8300
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

MAR 19 2003

OATH OR AFFIRMATION

I, CHRISTOPHER DECHIARIO, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ISI CAPITAL, LLC as of December 31, 2002 and 2001, are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

ISI CAPITAL, LLC

Christopher Dechiario, Managing Member

Subscribed and sworn to before me this 25 th day of February, 2003

Notary Public

STEPHEN F. MURPHY
Notary Public, State of New York
No. 8075340
Qualified in New York County
Commission Expires June 30, 20 06

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income.
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

212-686-7160

TELECOPIER
212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Members of
ISI Capital, LLC
305 Madison Avenue, Suite 1425
New York, New York 10017

We have audited the accompanying statements of financial condition of ISI Capital, LLC as of December 31, 2002 and 2001, and the related statements of operations, cash flows and changes in members' capital for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISI Capital, LLC as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hertz, Herson & Company, LLP

New York, New York
February 5, 2003

ISI CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash	$ 24,016	$ 262,224
Receivable from clearing broker	6,347	10,909
Deposit with clearing broker	151,233	100,209
Due from Class D members	-	32,291
Prepaid NASD registration fees	992	784
Prepaid expenses	5,326	-
Prepaid insurance	710	1,010
Prepaid income taxes	1,945	-
Equipment, at cost, net of accumulated depreciation of $30,135 and $22,147	11,245	17,038
Security deposit	9,816	9,816
TOTAL ASSETS	$ 211,630	$ 434,281
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Accrued expenses and other liabilities	$ 15,345	$ 17,537
Income tax payable	-	15,200
Commitment		
Members' capital	196,285	401,544
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 211,630	$ 434,281